FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

7 August 2008

File no. 0-17630

Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

7
th
 August
 2008

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on

6
th
 August
 2008 it transferred to
participants in its employee share schemes

3,924
 Ordinary Shares at
prices between
€
10.63
and €
17.99

per Ordinary Share
 and
at
£12.38

per Ordinary Share
.

Following the above transaction
s
, CRH plc holds
13,989,896

Ordinary Shar
es in Treasury. The number of Ordinary S
hares in issue (excluding Treasury Shares) is

534,130,540
.

Contact
Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 7 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director